File No. 0-27884

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of July, 2005
Macronix International Co., Ltd.
No. 16 Li-Hsing Road,
Science-Based Industrial Park
Hsinchu, Taiwan, Republic of China
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]
Form 20-F ☑            Form 40-F ☐
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
Yes ☐            No ☑
     [If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:__________.]

Monthly Sales Report — July 2005	3
Regulated Announcement for the month of July 2005	4 ~ 6
Signatures	7

MACRONIX INTERNATIONAL CO., LTD.
For the month of July 2005
This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of July 2005.
Sales volume (NT$ : Thousand)

Time	Item	2005	2004	Changes	(%)
July	Invoice amount	1,531,220	2,373,939	-842,719	-35.50%
July	Net Sales	1,509,192	2,370,145	-860,953	-36.32%
Funds lent to other parties (NT$ : Thousand)

	Bal. As of	Bal. As of
	July, 2005 end	June, 2005 end	Limit of lending
MXIC	0	0	0
MXIC’s subsidiaries	0	0	0
Endorsements and guarantees (NT$ : Thousand)

	Limit of endorsement	July	Bal. As of period end
MXIC	15,604,058	0	1,969,340
MXIC’s subsidiaries	0	0	0
MXIC endorses for subsidiaries		0	1,969,340
MXIC’s subsidiaries endorses for MXIC		0	0
MXIC endorses for PRC companies		0	0
MXIC’s subsidiaries endorses for PRC companies		0	0
Financial derivatives transactions (NT$ : Thousand)
4-1 Trading purpose :

Option
		Future	Sell		Buy		Forward	Swap	Others
			Call	Put	Call	Put
Margin Payment		—	—	—	—	—	—	—	—
Premium Income (Expense)		—	—	—	—	—	—	—	—
Outstanding Contract	Notional Amount	—	—	—	—	—	—	—	—
	Mark to Market Value	—	—	—	—	—	—	—	—
Expired Contract	Notional Amount	—	—	—	—	—	—	—	426,600
	Recognized Amount	—	—	—	—	—	—	—	-3,523

4-1 Hedging purpose (for assets / liabilities denominated in foreign currencies) :

Option
		Future	Sell		Buy		Forward	Swap	Others
			Call	Put	Call	Put
Margin Payment		—	—	—	—	—	—	—	—
Premium Income (Expense)		—	—	—	—	—	—	—	—
Outstanding Contract	Notional Amount	—	—	—	—	—	—	—	—
	Mark to Market Value	—	—	—	—	—	—	—	—
Expired Contract	Notional Amount	—	—	—	—	—	2,264,900	—	—
	Recognized Amount	—	—	—	—	—	11,851	—	—

MACRONIX INTERNATIONAL CO., LTD.
For the month of July 2005
This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of MXIC ; 2) the pledge and clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders of MXIC ; 3) outstanding units and shares of ADR ; 4) outstanding amount of Convertible Bonds by MXIC for the month of July 2005.
The trading of directors, supervisors, executive officers and 10% shareholders :

		Number of
		shares held
		when elected
		(for Directors,
		Supervisors and	Number of	Number of
		Executive	shares held as	shares held as
Title	Name	Officers)	June 30, 2005	July 31, 2005	Changes
Assistant Vice President	Y.L. Lin	0	8,589,413	8,439,413	-150,000
Assistant Vice President	Allen Dai	0	260,646	210,646	-50,000
The pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders : None
Outstanding units and shares of ADR :

	Outstanding	Outstanding	Outstanding
	of shares	of units	of shares
Outstanding of units	on June 30,	on July 31,	on July 31,
on June 30, 2005	2005	2005	2005
34,963,180.3	349,631,803	34,963,180.3	349,631,803

MACRONIX INTERNATIONAL CO., LTD.
For the month of July 2005
This is to report 1) the acquisition of assets by MXIC and 2) the disposition of assets by MXIC for the month of July 2005.
The acquisition of assets :

			Purchase Price
		Trade Quantity	(Per Unit)	Trade Amount
Date	Description of assets	(Unit)	(NT$)	(NT$)
2005/07/01	Shinkong Chi-Shin Fund	24,932,588.0200	14.0123~14.0481	350,000,000
2005/07/04	POLARIS DE-BAO FUND	41,596,673.7000	10.7555~10.8679	450,000,000
2005/07/04	NITC BOND FUND	2,544,311.6000	161.0270~161.2090	410,000,000
2005/07/05	HSBC NTD Money Management Fund	30,905,320.4100	14.5404~14.5768	450,000,000

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACRONIX INTERNATIONAL CO., LTD.
Date: August 22, 2005	By:	/s/ Paul Yeh
		Name:	Paul Yeh
		Title:	Associate Vice President of Finance Center